June 14, 2021

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Kimberly Browning

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment No. 93
(File Nos. 333-129342, 811-21829)

Dear Ms. Browning:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) received on May 20, 2021 and June 3, 2021, relating to Post-Effective Amendment No. 93 to the Trust’s Registration Statement on Form N-1A filed on April 14, 2021, pursuant to Rule 485(a) under the Securities Act of 1933, and the Trust’s responses thereto.

As discussed on June 3, 2021 and in subsequent conversations, the BBH Partner Fund – Small Cap Equity (the “Fund”) will concentrate at least 25% of its net assets in the Software & Services Industry Group within the Information Technology Sector and has revised its concentration policy accordingly. The Trust confirms that disclosure has been added to the Principal Investment Strategies and Principal Risk sections of the Prospectus, as well as the Fundamental Investment Policies section of the Statement of Additional Information.

1.	Comment: Completeness of the Post-Effective Amendment to the Registration Statement

Please confirm in correspondence to the Staff that the Trust will complete all open items in the Post-Effective Amendment to the Registration Statement prior the effective date.

Response:	The Trust confirms that it will complete all open items in the Post-Effective Amendment to the Registration Statement prior to the effective date.

2.	Comment: Name of the Fund

Please explain the use of the term “BBH Partner Fund” in the name of the Fund.

Response:	The use of the term “BBH Partner Fund” describes a mutual fund sponsored by Brown Brothers Harriman & Co. (BBH”) that is intended to be offered only through a limited number of distribution platforms. The Fund refers the Staff to the disclosure in “Account Transactions-Purchase of Shares,” which states that investment in the Fund is limited to individuals that have certain affiliations, arrangements or relationships with BBH or the Fund’s sub-adviser. The Fund confirms that the term does not imply a specific investment policy or special relationship with the partners of BBH. Additionally, the Fund confirms that it has satisfied the requirements of Rule 35d-1 under the Investment Company Act of 1940 by adopting a policy to invest, under normal circumstances, at least 80% of its net assets in small cap equity securities.
3.	Comment: Fee Table

If the Fund is to use short selling as a principal investment strategy, please include it as a separate expense line item. Otherwise, please confirm that any fees associated with short selling will be included in Other Expenses.

Response:	The Fund confirms that it will not use short selling as a principal investment strategy and any fees associated with short selling will be included in Other Expenses.

4.	Comment: Fee Table

Please confirm whether the adviser will recoup any of the fees waived from the Fund.

Response:	The Fund confirms that BBH, through a separately identifiable department (the “Adviser”), does not intend to recoup any of the fees waived from the Fund.

5.	Comment: Fee Table

Please confirm whether the Fund anticipates acquired fund fees, and if expected to be less than one basis point, confirm that the fees will be included in Other Expenses.

Response:	The Fund does not anticipate acquired fund fees in excess of one basis point and confirms that any acquired fund fees will be included in Other Expenses.
6.	Comment: Principal Investment Strategy

Note that Item 4 disclosure refers to equity securities. Please provide a disclosure that further defines the type of securities (i.e., common, preferred)

Response:	The Fund has added disclosure defining specific types of equity securities under Items 4 and 9 Principal Investment Strategies.
7.	Comment: Principal Investment Strategy

Please clarify whether the Fund will invest in foreign securities. The Item 4 principal investment strategy indicates that the Fund will only invest in US securities while the Item 9 disclosure indicates that the Fund may invest in US and foreign investments. Harmonize the disclosures.

Response:	The Fund confirms that it will not invest in foreign securities on a principal basis. The disclosures in Items 4 and 9 have been harmonized.
8.	Comment: Principal Investment Strategy

Please provide the Fund’s plain English definition of “foreign investment.” Please indicate whether the Fund will invest in securities denominated in foreign currency or U.S. dollar denominated securities. Provide the risks of investing in foreign currency denominated securities. Please also confirm whether the Fund intends to invest in securities denominated in non-U.S. currency or region-based markets, including emerging or frontier markets, as part of its principal investment strategy. Also, in Item 9 disclosure, please remove the statement “certain global firms” as it creates the need to define “global.”

Response:	The Fund confirms that it will not invest in foreign securities on a principal basis and, therefore, has removed from the prospectus the sentence that included the term “certain global firms” along with the “Foreign Investment Risk” disclosure.
9.	Comment: Principal Investment Strategies

Please reconcile Item 9 disclosure with Item 4 disclosure regarding the statement that the Fund will invest in approximately 20 to 30 companies. This is not listed as a principal investment strategy in Item 4 nor are the risks.

Response:	The Fund confirms that, as a non-diversified fund, it will invest in a limited number of issuers. The Fund has determined to revise the disclosure to state that it will invest in at least 20 companies and has added the statement to Item 4.
10.	Comment: Principal Investment Strategies

Please note disclosure found in Item 9 disclosure suggests an allocation between U.S. and foreign investments, however, under Item 4 – Principal Investment Strategies, there is not a specific allocation strategy between US and foreign investments. Please respond in correspondence to the Staff whether the Fund has an allocation strategy. Align the disclosures so that the Item 9 disclosure agrees with Item 4 disclosure.

Response:	The Fund does not invest in foreign securities and has removed the reference in Item 9.
11.	Comment: Principal Investment Strategies

Please confirm in your response that the 20% basket of the Fund’s investments does not have a specific investment strategy.

Response:	The Fund confirms that the 20% basket does not have a specific investment strategy.
12.	Comment: Principal Investment Strategies

Please specify what types of American Depository Receipts (“ADRs”) will be used (sponsored or unsponsored) and provide appropriate risk disclosure.

Response:	The Fund confirms that it will not invest in ADRs on a principal basis. The Fund has removed all references to ADRs.
13.	Comment: Principal Investment Strategies

Please remove language that is vague and be specific as to the type of investments. Please align the Item 9 and Item 4 disclosures.

Response:	The Fund confirms that vague language has been removed from the prospectus and specific references have been included in its place. Further the Fund has aligned the disclosures in Item 9 and Item 4.
14.	Comment: Principal Investment Strategies

Please note that Item 9 disclosure includes disclosure related to how the Fund chooses to sell securities, however, Item 4 disclosure does not.

Response:	The Fund has updated the Item 4 disclosure to include a description of how the Fund chooses to sell securities.
15.	Comment: Principal Investment Strategies

Please clarify whether the use of rights and warrants are part of the Fund’s principal investment strategy.

Response:	The Fund confirms that it will not invest in rights and warrants as a principal investment strategy.

16.	Comment: Principal Investment Strategies

Please update the ESG disclosure to provide the Adviser’s definition of ESG. Also, please indicate whether ESG is one of several factors considered when selecting investments and note that ESG is not weighted more heavily than other factors. Please state that the Adviser may invest in a security that is an attractive investment based upon non-ESG factors and that such investment may score poorly based upon ESG factors alone.

Response:	The Fund has added the requested disclosure to the Item 9 Principal Investment strategies section.
17.	Comment: ESG Proxy Issues

Please provide disclosure regarding how the sub-adviser will address ESG proxy issues. Please confirm whether the Fund’s proxy voting policy been updated to include such considerations.

Response:	The Fund confirms that the guidelines used for proxy voting purposes include consideration of environmental, social and governance criteria as one of several factors in the overall proxy voting decisions.
18.	Comment: Principal Investment Strategies

Please clarify ESG criteria by identifying examples that will be used by the sub-adviser.

Response:	The Fund has added disclosure to the Item 9 Principal Investment Strategies.
19.	Comment: Principal Risks

Please include the risks associated with ESG investing.

Response:	The Fund represents that consideration of ESG factors is one of several factors that the sub-adviser considers in its overall investment decision. Therefore, the Fund does not believe that there are principal risks to disclose relating to the Adviser’s consideration of ESG factors.
20.	Comment: Principal Risks

Please expand the small cap risk disclosure.

Response:	The Fund has added disclosure to the “Small Cap Risk.”
21.	Comment: Principal Risks

Please add a paragraph on growth investments risk.

Response:	The Fund acknowledges the Staff’s comment; however, the Fund is not solely focused on growth investing. The Fund has included additional disclosure related to the growth potential of investments in the “Small Cap Risk” language.
22.	Comment: Principal Investment Strategies and Risk

Please confirm that all comments regarding the Fund’s principal investment strategies and risk have been addressed in Items 4 and 9.

Response:	The Fund confirms that all comments regarding the Fund’s principal investment strategies and risk have been addressed in Items 4 and 9.
23.	Comment: Notice to Shareholders

Please add a statement as to the amount of prior notice the Fund will provide shareholders if there is a change in the Fund’s objective.

Response:	The Fund has added the requested statement.
24.	Comment: SAI- Concentrated Portfolio Holding Risk

The Staff is concerned that the use of the term “concentrated” could be misconstrued to mean “concentration” as discussed in Section 8 of the Investment Company Act of 1940 (the “Act”).

Response:	The Fund has replaced the word “concentrated” with “focused.”
25.	Comment: SAI- Concentration Fundamental Investment Policy

In reference to Section 8(b)(1) of the Act, please remove the word “primarily.”

Response:	The Fund has removed the word “primarily”.
26.	Comment: SAI- Investment Policies

With respect to the 25% limit on investments in securities of issuers primarily engaged in the same industry, please expand to include “or group of industries.”

Response:	The Fund has added the suggested language. Additionally, as discussed with the Staff, the Fund has amended its concentration policy to state that the Fund will concentrate in the Software & Services Industry Group and corresponding disclosure has been added to the prospectus.
27.	Comment: SAI – Investment Policies

With respect to the third bullet of the last paragraph of the section, please include the words “tax exempt” before the reference to municipal securities.

Response:	The Fund has added the suggested language.
28.	Comment: SAI – Investment Policies

Please confirm how derivatives will be taken into consideration, including how derivatives will be counted against the 25% limitation.

Response:	The Fund confirms that derivatives will be taken into consideration and are counted against the 25% concentration limitations.
29.	Comment: Prospectus and SAI – Concentration

The Staff understands that the Fund has determined to concentrate in an industry or group of industries. Please provide the Staff with circumstances under which the Fund intends to concentrate in an industry or group of industries. Supplementatlly, please describe to the Staff why economic characteristics of the group of industries are not so materially different that they would be too broad.

Response:	The Fund will invest at least 25% of its net assets in the Software & Services Industry Group within the Information Technology Sector. The Fund relies on GICS (Global Industry Classification Standard), which is a four-tiered, hierarchical classification system consisting of sectors, industry groups, industries and sub-industries, as determined by the methodology developed by MSCI and S&P Dow Jones Indices. Each GICS sector is comprised of industry groups, which are comprised of industries, which are comprised of sub-industries. According to the GICS website, companies are classified quantitatively and qualitatively and MSCI and S&P Dow Jones Indices use revenues as a key factor in determining a company’s principal business activity. The Software & Services Industry Group is comprised of the IT Services Industry and the Software Industry, which GICS has determined are sufficiently related according to its methodology that they have been placed together in the same industry group within the same sector. The industry group is comprised of companies that provide information technology and systems integration services, provide commercial electronic data processing and/or business process outsourcing services, provide services and infrastructure for the internet industry including data centers and cloud networking and storage infrastructure as well as web hosting services, engage in developing and producing software designed for specialized applications for the business or consumer market (including enterprise and technical software as well as cloud-based software), and engage in developing and producing systems and database management software.

The Fund believes that its stated concentration policy complies with the requirements of the Act and the rules thereunder and that the economic characteristics of the companies in the Software & Services Industry Group are not so materially different that they would be too broad.

Please contact the undersigned at (617) 772-1616 if you have any questions or comments.

Sincerely,

Suzan Barron Secretary, BBH Trust